Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11158

SUPPLEMENT DATED DECEMBER 18, 2020

TO OFFERING CIRCULAR DATED MARCH 31, 2020

HYLETE, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 31, 2020 of Hylete, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated March 31, 2020 is available HERE as supplemented HERE, HERE, HERE and HERE.

The purpose of this supplement is to

•	Provide an update on the conclusion of certain legal proceedings and
•	Announce a change to the Company’s Board of Directors.

Legal Proceedings

The section “Legal Proceedings” of the Offering Circular, is deleted and restated in its entirety as follows:

In response to the opposition to our application to register our original icon logo bearing Serial No. 85837045 (the “Logo”), the Trademark Trial and Appeal Board (“TTAB”) determined that the Logo could potentially cause confusion in the marketplace with another mark; and as a result, determined that the U.S. Patent and Trademark Office (“USPTO”) should reject registration of the Logo. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which the Federal Circuit ruled was properly before that court and not in district court after our filing of a motion for reconsideration. On February 20, 2018, we filed our principal brief with the Federal Circuit Court of Appeals, and on April 16, 2018, we filed the reply to the opposer’s answer to our brief. Oral arguments were held at the United States Court of Appeals for the Federal Circuit on January 7, 2019. On August 1, 2019, the Federal Circuit Court of Appeals affirmed the TTAB ruling.

The opposing party, Hybrid Athletics, LLC (“HA”), also filed a civil action in the U.S. District Court for the District of Connecticut on October 23, 2017 (the “Connecticut Action”), seeking damages and alleging, among other claims, federal and common law trademark infringement, false designation of origin and unfair competition, unfair competition under the Connecticut Unfair Trade Practices Act, and unjust enrichment.

On December 12, 2019, we answered HA’s complaint and filed a cross-complaint, which sought declaratory judgment of our ownership of our trademarks, and our non-infringement of the HA marks at issue, as well as cancellation of HA’s marks on various grounds. This cross-complaint, in part, incorporated the arguments made in our petition for cancellation of HA’s registered word mark in International Class 025 and bearing Registration No. 4,609,469, which was filed with the TTAB on July 13, 2018, but was suspended pending resolution of the Connecticut Action.

1

On December 30, 2019, HYLETE filed suit against HA and Rob Orlando in U.S. District Court for the Southern District of California (the “ California Action”), asserting fraudulent procurement of HA’s registered wordmark in International Class 025 and bearing Registration No. 4,609,469; cancellation of such mark; violations of the Federal Lanham Act, California’s Unfair Competition Law, and Connecticut’s Unfair Trade Practices Act; and tortious interference with HYLETE’s prospective economic advantage. The California Action was dismissed on May 21, 2020.

At the time of our alleged advertising injury to HA, we had a policy with Farmers Insurance that we believe covered us for up to $2 million in legal reimbursements. We tendered the claims to our carrier within days of the commencement of the Connecticut Action. Although the carrier indicated an initial willingness to settle, we were not able to come to a negotiated resolution that we deemed fair. As a result, we filed a complaint on May 16, 2019, in the San Diego County District Court against the insurance carrier, seeking a declaratory judgment regarding the carrier’s duty to defend, as well as claims for breach of contract, specific performance and bad faith. On March 10, 2020, the court granted the company’s motion for summary adjudication regarding the carrier’s duty to defend. On November 3, 2020, the company reached a confidential settlement with Farmers Insurance which will result in the San Diego County District Court case being dismissed with prejudice.

On December 15, 2020, the company and its founders, Ronald Wilson and Matthew Paulson (together, the “Hylete Parties”) entered into a Settlement Agreement with HA and Mr. Orlando (together, the “Hybrid Parties”) (the “Settlement Agreement”). Pursuant to the Settlement Agreement, the Hylete Parties and the Hybrid Parties have agreed to dismiss, with prejudice, the claims and counterclaims against each other the Connecticut Action and in an action filed by the Company against HA at the TTAB. The Hylete Parties and the Hybrid Parties also release each other and their respective employees, officers, directors, attorneys, agents, customers, subsidiaries, predecessors, successors and assigns from any and all causes and actions relating to the claims and counterclaims in the Connecticut Action, the TTAB action and the California Action.

Pursuant to the Settlement Agreement, the Hylete Parties agreed that within five business days of the execution of the Settlement Agreement, they would remit to Hybrid $1 million, which will be funded by Farmers pursuant to the settlement agreement. The Hylete Parties also agreed to pay $100,000 to Mr. Orlando in four annual installments of $25,000 commencing in November 2021 and to issue to Mr. Orlando a stock purchase warrant for 950,000 shares of the Company’s Class A Common Stock (the “Warrant”). The Warrant expires 10 years from the date it was issued and entitles Mr. Orlando to purchase the shares at a purchase price of $0.001 per share and may be exercised in whole or in part until the expiration date.

Directors, Executive Officers, and Significant Employees

The Company’s CFO, Adam S. Colton, has been appointed to the Board of Directors to serve as the Series A Preferred Director and has also been named as the Company’s Chief Operating Officer.

2